PACIFIC DRILLING S.A.
EXTRAORDINARY GENERAL MEETING FOR HOLDERS AS OF 7/22/13
TO BE HELD ON 9/2/13

Your vote is important. Thank you for voting.

Read the Proxy Statement and have the voting instruction form below at hand. Please note that the telephone and Internet voting turns off at 5:00 pm ET on 8/28/13.

To vote by Internet

1) Go to website www.proxyvote.com.
2) Follow the instructions provided on the website.

To vote by Telephone

1) Call 1-800-454-8683.
2) Follow the instructions.

To vote by Mail

1) Check the appropriate boxes on the voting instruction form below.
2) Sign and date the voting instruction form.
3) Return the voting instruction form in the envelope provided.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

M61981-S08780

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting. The following material is available at www.proxyvote.com:
Proxy Statement

PLEASE "X" HERE ONLY IF YOU PLAN TO ATTEND THE MEETING AND VOTE THESE SHARES IN PERSON ☐

	Resolutions	For	Against	Abstain
1.	**Appointment of Sami Iskander to serve as a new member of the Board of Directors of the Company for a term ending at the annual general meeting of the Company to be held in 2014.**	☐	☐	☐
2.	**Authorization that any one director of the Company and/or any employee of Centralis (Luxembourg) and/or any lawyer of the law firm Wildgen, *Partners in Law*, with offices in Luxembourg (each an "*Authorized Person*" and collectively, the "*Authorized Persons*") be, and each of them acting alone and with full power of substitution, hereby is, authorized and empowered, for and on behalf of the Company, to take such action and execute any such documents as may be required or useful for the implementation of the resolutions to be taken on the basis of the agenda of the extraordinary general meeting of shareholders of the Company and in particular to proceed to any required filing with the *Registre de Commerce et des Sociétés*, Luxembourg.**	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Signature [PLEASE SIGN WITHIN BOX] Date